UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number 000-20181

SAPIENS INTERNATIONAL CORPORATION N.V.

(Translation of Registrant’s name into English)

Azrieli Center

26 Harokmim St.

Holon, 5885800 Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Declaration of Semi-Annual Dividend

On March 29, 2023, Sapiens International Corporation N.V. (“Sapiens”, the “Company”, “we” or “us”) announced the distribution of a dividend of $0.25 per common share, or approximately $13.8 million in the aggregate, based on our results of operations for the second half of the year ended December 31, 2022, which are included in our full-year results reported in our Annual Report on Form 20-F that we filed today with the Securities and Exchange Commission (the “SEC”). The dividend is in line with our policy of distributing on a semi-annual basis up to 40% of our annual non-GAAP net income, as applied to the second half of 2022. The dividend will be paid on April 24, 2023 to Sapiens’ shareholders of record as of April 10, 2023. The announcement of the dividend is included in a press release annexed as Exhibit 99.1 hereto that is incorporated by reference herein.

Incorporation by Reference

The contents of this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”), excluding the contents of Exhibit 99.1 hereto, are hereby incorporated by reference in the Company’s registration statements on Form S-8 (SEC file numbers 333-177834, 333-213817 and 333-260325, filed by the Company with the SEC on November 9, 2011, September 27, 2016 and October 18, 2021, respectively) and shall be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Title of Exhibit
99.1	Press Release Announcing Declaration of Semi-Annual Dividend

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.

Date: March 29, 2023	By:	/s/ Roni Giladi
		Name:	Roni Giladi
		Title:	Chief Financial Officer

Exhibit Index

The following exhibit is furnished as part of this Form 6-K:

Exhibit	Description
99.1	Press Release Announcing Declaration of Semi-Annual Dividend

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